UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 1,563,527

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 1,563,527

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,563,527

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	8.1

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 25 amends and supplements items 4 and 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership (the “Partnership”), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 4. Purpose of Transaction

LB believes that it ceased to be a controlling person of the Fund, and therefore ceased to be an “affiliate” of the Fund as defined in the Securities Act of 1933, no later than the completion on July 24, 2009, of LB’s most recent set of sales of shares of Common Stock pursuant to rule 144 under the Securities Act (see the report of such sales in Amendment No. 24 to this Statement on Schedule 13D). Accordingly, pursuant to the provisions of rule 144, LB has determined that it is free to sell its shares of Common Stock without restriction effective October 22, 2009 (the 90th day after July 24). The sales of shares of Common Stock thus far in October 2009 that are listed in Item 5 below were effected pursuant to rule 144. LB anticipates that it will continue to sell shares of Common Stock when LB considers market conditions to be favorable. Depending on market conditions, LB also reserves the right not to engage in sales of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s report on Form N-CSR filed on July 6, 2009, there were 19,206,969 shares of Common Stock outstanding at April 30, 2009. The percentage set forth in this Item 5(a) is derived using such number. LB has sole power to vote and dispose of 1,563,527 shares of Common Stock, which constitute approximately 8.1 % of the outstanding shares of Common Stock.

(c) Since October 13, 2009, LB has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to rule 144 under the Securities Act of 1933:

Date	Number of Shares	Aggregate Price
		(including commissions)
10/13/09	10,000	$129,867.00
10/14/09	22,658	294,483.76
10/16/09	5,600	72,265.20
10/19/09	22,900	297,594.66
10/20/09	1,200	15,674.04
10/21/09	6,865	89,459.19
10/22/09	1,500	19,188.00

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2009

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director